SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Introduces Next Generation Skype for Business Recording for Financial Markets, Dated July 6, 2016

99.2          NICE Introduces First Truly Omni-channel Recording Platform with Engage 6.5, Dated July 7, 2016

99.3          Subaru of America Chooses NICE Cloud-Based Sales Performance Management (SPM) Solution to Tackle Large-Scale Performance Requirements, Dated July 13, 2016

99.4          One Size Doesn’t Fit All: NICE Global Webinar Series to Focus on Delivering Personalized Experiences for Your Customers, Workforce, and Organization, Dated July 18, 2016

99.5          NICE Actimize Signs Agreement with Tableau and Launches Visual Analytics Solution, Dated July 19, 2016

99.6          NICE Actimize Launches Authentication-IQ Solution to Enhance Omni-Channel Authentication Management and Customer Experience, Dated July 20, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: August 04, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Introduces Next Generation Skype for Business Recording for Financial Markets, Dated July 6, 2016

99.2          NICE Introduces First Truly Omni-channel Recording Platform with Engage 6.5, Dated July 7, 2016

99.3          Subaru of America Chooses NICE Cloud-Based Sales Performance Management (SPM) Solution to Tackle Large-Scale Performance Requirements, Dated July 13, 2016

99.4          One Size Doesn’t Fit All: NICE Global Webinar Series to Focus on Delivering Personalized Experiences for Your Customers, Workforce, and Organization, Dated July 18, 2016

99.5          NICE Actimize Signs Agreement with Tableau and Launches Visual Analytics Solution, Dated July 19, 2016

99.6          NICE Actimize Launches Authentication-IQ Solution to Enhance Omni-Channel Authentication Management and Customer Experience, Dated July 20, 2016